ZAB Exhibit 99.1 to form 6K November 27_2007

NEWS RELEASE

Date: November 27, 2007	Symbol: ZABRF - OTC Bulletin Board

Symbol: ZABK - CNQ

ZAB TO COMMENCE TRADING IN CANADA ON THE CNQ

Zab Resources Inc. (the “Company”) is pleased to announce that the Company’s common shares have been approved for listing on the CNQ.  Consequently, effective at the open of market on November 28, 2007 the common shares of the Company will be listed for trading on the CNQ under the trading symbol “ZABK”.

For more Information on the Company, please contact us at (604) 681-1519 ext 6106.  In addition, please visit the Company’s Website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=122&ContentID=1543.

On Behalf of the Board,

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes”, “anticipates”, “plans”, “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in those forward-looking statements.

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

Suite 100 – 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Tel: 604 681 1519  Fax: 604 681-9428